UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549


SCHEDULE 13G


Under the Securities Exchange Act of 1934
(Amendment No.  _______)



Liberated Syndication Inc.
________________________________________________________________
(Name of Issuer)

Common Stock ($0.001 par value)
_________________________________________________________________
(Title of Class of Securities)

53013F 10 0
_________________________________________________________________
(CUSIP Number)

December 27, 2017
_________________________________________________________________
(Date of Event, Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

	[ ]	Rule 13d-1(b)
	[X]	Rule 13d-1(c)
	[ ]	Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons.

	Kevin James Martin

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a) 	[  ]
	(b)	[  ]

3.	SEC Use Only



4.	Citizenship or Place of Organization

	United States of America (South Carolina)

Number of 	5.	Sole Voting Power:		1,561,114
Shares
Beneficially	6.	Shared Voting Power:		- 0 -
Owned by Each
Reporting 	7.	Sole Dispositive Power:		1,561,114
Person With
		8.	Shared Dispositive Power: 	- 0 -

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 	1,561,114

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares [  ]
	(See Instructions)

11.	Percent of Class Represented by Amount in Row (9):		5.2%

12.	Type of Reporting Person (See Instructions):			IN


SCHEDULE 13G

Item 1(a).	Name of Issuer:

		Liberated Syndication Inc.

Item 1(b).	Address of Issuer's Principal Executive Offices:

		5001 Baum Blvd, Suite 770
		Pittsburgh, PA 15213

Item 2(a).	Name of Person Filing:

		Kevin James Martin

Item 2(b).	Address of Principal Business Office or, if None, Residence:

		4367 Chicora Street
		Columbia, SC 29206

Item 2(c).	Citizenship:

		United States of America (South Carolina)

Item 2(d).	Title of Class of Securities:

      		Common Stock (with $0.001 par value).

Item 2(e).	CUSIP Number:

		53013F 10 0

Item 3.		If this statement is filed pursuant to Rule 13d-1(b), or Rule 13d-2(b)
		or (c), check whether the person filing is a:

	(a)  [  ]	Broker or dealer registered under Section 15 of the Act
			(15 U.S.C. 78o).
	(b)  [  ]	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)  [  ]	Insurance company as defined in Section 3(a)(19) of the Act
			(15 U.S.C. 78c).
	(d)  [  ]	Investment company registered under Section 8 of the Investment
			Company Act of 1940 (15 U.S.C 80a-8).
	(e)  [  ]	An investment adviser in accordance with Section
			240.13d-1(b)(1)(ii)(E);
	(f)  [  ]	An employee benefit plan or endowment fund in accordance with
			Section 240.13d-1(b)(1)(ii)(F);
	(g)  [  ]	A parent holding company or control person in accordance with
			Section 240.13d-1(b)(1)(ii)(G);
	(h)  [  ]	A savings associations as defined in Section 3(b) of the Federal
			Deposit Insurance Act (12 U.S.C. 1813);
	(i)  [  ]	A church plan that is excluded from the definition of an investment
			company under Section 3(c)(14) of the Investment Company Act of 1940
			(15 U.S.C. 80a-3);
	(j)  [  ]	A non-U.S. institution in accordance with
			Section 240.13d-1(b)(1)(ii)(J);
	(k)  [  ]	Group, in accordance with Section 240.13d-1(b)(1)(ii)(k).

Item 4. 	Ownership

      	(a)	Amount Beneficially Owned:    	1,561,114

	On December 27, 2017, in connection with the Issuer's acquisition of
	pair Networks, Inc. as described in the Form 8-K filed by the Issuer on
	January 3, 2018, Kevin J. Martin acquired directly from the Issuer 1,579,613
	shares of the Issuer's common stock, which represented 6.1% of the Issuer's
	total issued and outstanding common stock as of such date.  The Issuer filed
	a Form D on January 11, 2018 in connection with the issuance of such shares.
	Because of an oversight, a Schedule 13G was not previously filed. The
	Issuer subsequently redeemed 18,499 shares held by Kevin J. Martin.

	(b) Percent of Class:	5.2%

	(c) Number of Shares as to which such person has:

		(i) Sole power to vote or to direct the vote:			1,561,114
		(ii) Shared power to vote or to direct the vote:		- 0 -
		(iii) Sole power to dispose or to direct the disposition of:	1,561,114
		(iv) Shared power to dispose or to direct the disposition of:	- 0 -

Item 5.		Ownership of Five Percent or Less of a Class:

		If this statement is being filed to report the fact that as of the date hereof
		the reporting person has ceased to be the beneficial owner of more than 5
		percent of the class of securities, check the following [  ].

Item 6.		Ownership of More than Five Percent on Behalf of Another Person:

       		Not applicable.

Item 7.		Identification and Classification of the Subsidiary Which Acquired
		the Security Being Reported on by the Parent Holding Company or Control
		Person:

		Not applicable.

Item 8.		Identification and Classification of Members of the Group:

       		Not applicable.

Item 9.		Notice of Dissolution of Group:

		Not applicable.

Item 10.	Certifications:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under
Section 240.14a-11.


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  August 14, 2018					By:  /s/ Kevin James Martin
								 Kevin James Martin